上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2006 JUL 26 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/06

24th July 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

06015508

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 21st July 2006 in respect of the termination of Asset Swap Agreement and Agreement for disposal of 22.21% interest in Century Lianhua pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 24th July 2006

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

TERMINATION OF (1) THE ASSET SWAP AGREEMENT WITH SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD. AND (2) THE AGREEMENT FOR DISPOSAL OF 22.21% INTEREST IN SHANGHAI CENTURY LIANHUA SUPERMARKET DEVELOPMENT CO. LTD.

The Board announces that the Asset Swap Agreement as disclosed in the announcement of the Company dated 21st June 2005 has terminated on 21st July 2006, due to the statutory approval procedures in respect of the Asset Swap not being completed within the time the Asset Swap Agreement was effective. The Asset Swap is not completed. Accordingly, the agreement for the transfer of 22.21% equity interest in Century Lianhua from SI Commerce to Lianhua Supermarket (such interest was part of the Asset Swap), as disclosed in the announcement of the Company dated 27th October 2005, has not become unconditional and is therefore also terminated on 21st July 2006.

Reference is made to the announcement by the Company dated 21st June 2005 and the circular to its shareholders dated 13th July 2005 in respect of the Asset Swap Agreement with SI United (the "Circular"). Capitalised terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

THE ASSET SWAP

The Board announces that the statutory approval procedures in respect of the Asset Swap took a longer time than originally anticipated, and such procedures were not completed by the deadline of 12 months after the Asset Swap Agreement and the Share Transfer Agreements had been approved by the shareholders of the Company and SI United (such deadline being 21st July 2006). The Asset Swap Agreement has thus terminated on 21st July 2006 and the Asset Swap is not completed.

TRANSFER OF 22.21% EQUITY INTEREST IN CENTURY LIANHUA

As disclosed in the announcement by the Company dated 27th October 2005, SI Commerce entered into an agreement for the transfer to Lianhua Supermarket of the 22.21% equity interest in Century Lianhua (such interest being part of the Asset Swap). Such agreement was conditional upon, among other things, the Share Transfer Agreement in respect of 22.21% equity interest in Century Lianhua from SIUC to SI Commerce becoming unconditional. As that condition has not been fulfilled by the long-stop date of 21st July 2006, the agreement for the transfer of 22.21% equity interest in Century Lianhua from SI Commerce to Lianhua Supermarket has also been terminated.

The Asset Swap and the transfer of equity interest in Century Lianhua were intended to reorganize the Group's pharmaceutical business and to streamline the corporate structure of its retail business in hypermarkets and supermarkets. With the termination of the Asset Swap Agreement and the agreement for the transfer of 22.21% equity interest in Century Lianhua from SI Commerce to Lianhua Supermarket, the Group's shareholdings in SI United, SI Commerce, SIIC MedTech, the Pharmaceutical Assets and the Commercial Assets have remained unchanged as disclosed in the announcement on the Asset Swap dated 21st June 2005 (except that the Group's shareholding in SI United has decreased from approximately 56.63% to approximately 43.62% pursuant to the share reform plan of SI United as announced by the Company on 4th April 2006). The Directors consider that the termination of these two agreements will have no material adverse impact on the operations and financial position of the Company.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st July 2006

As at the date of this announcement, the board of directors of the Company comprises eight executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.